Exhibit 23.1

Consent of Independent Registered Public Accounting Firm
The Board of Directors
Centene Corporation:

We consent to the use of our reports dated February 18, 2013, with respect to the consolidated balance sheets of Centene Corporation as of December 31, 2012 and 2011, and the related consolidated statements of operations, comprehensive earnings, stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 2012, and the effectiveness of internal control over financial reporting as of December 31, 2012 incorporated by reference herein and to the reference to our firm under the heading “Experts” in the prospectus.
/s/ KPMG LLP
St. Louis, Missouri
April 1, 2013